Phenomix Sciences LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-809,387.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Closing Costs	-5,575.00
Accounts Payable (A/P)	23,952.86
Loan From Andres Acosta	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,377.86**
Net cash provided by operating activities	**$ -791,009.50**
INVESTING ACTIVITIES	
Lab Equipment	-9,271.86
Security Deposit	-3,883.60
Net cash provided by investing activities	**$ -13,155.46**
FINANCING ACTIVITIES	
Promissory Note	1,247,840.20
Net cash provided by financing activities	**$1,247,840.20**
NET CASH INCREASE FOR PERIOD	**$443,675.24**
Cash at beginning of period	16,654.88
CASH AT END OF PERIOD	**$460,330.12**